Exhibit 99.2

First Nine Months of 2014 Earnings Presentation ABENGOA November 12, 2014

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2013 filed with the Securities and Exchange Commission on March 19, 2014. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda

4 Agenda

Sept. YTD 2014 at a Glance 5 (1) Proforma diluted EPS excludes the M-t-M of derivatives (hedging & embedded options in convertible bonds): -15M€ and +55 M€ in the first 9 months of 2014 and 2013, respectively (2) Proforma Corporate Net Debt and Leverage Ratio adjusted by the 250 M€ of cash to be collected from the sale of 3 assets to ABY Continued Positive Business Performance YTD 2014 Y-o-Y Change (%)) 2.1x Pro-forma Corp Net Debt Leverage Ratio(2) Delivering solid operating results while maintaining solid business KPI’s and executing on deleveraging plans Pipeline 165.6 B€ +33% Backlog Concessions 40.3 B€ +11% Backlog E&C 7,305 M€ +3% Bookings 3,595 M€ +1% Revenues 5,237 M€ +0% EBITDA 1,071 M€ +24% Net Income 100 M€ +38% Proforma diluted EPS(1) 0.13 € +321%

Sept. 2014 YTD Highlights Business Performance 6 Continued growth in EBITDA & Net Income Positive performance of Biofuels Concessions delivering as expected Execution of Strategic Plan First sale of ROFO asset to ABY Refinancing of syndicated loan at a lower cost Cash generated from working capital in Q3 Progress achieved on Abengoa Greenfield Positive Corp. FCF Expected in 2014E Further Deleverage in 2014E Continued Execution of Strategic Plan 2014 Corp. EBITDA Guidance Raised to 885-900 M€ and Financial Targets Reaffirmed 2014E Revenue Guidance reduced to 7.4 – 7.5 B€ from 7.9 – 8.0 B€ Outlook for FY 2014E E&C revenues negatively impacted by FX (3.9%) & slower ramp-up of new projects

Geographic Diversification 7 North and South America Key Regions, with Increased Focus in Developing Business in Emerging Markets Sept YTD 2014 Sept YTD 2013 Core Geographies 37% Revenues by Region Weight (%) 36% 25% M€ Y-o-Y Growth +6% Trend expected to continue in key regions Increased focus in emerging markets to grow future business 20% 16% 19% 13% 12% 8% 4% 4% 7%

Engineering & Construction 1 3,595 M€ +1% YoY Revenues (M€) -5% EBITDA (M€) Margin (M€) E&C Highlights 16.1% 16.3% 3,253 524 504 3,090 Bookings (YTD’14) Delivering solid margins in all our end products Commencement of E&C works for Chile CSP, T&D Brazil, Ashalim CSP, etc. with slower ramp-up than anticipated for 2014 New orders starting to flow in Q4: B2E Belgium, Hydro plant in Peru, T&D lines in Kuwait, Argentina & Costa Rica in Q3, etc. Revenues down by 5% mostly due to negative FX impact (3.9%) 7,305 M€ +3% YoY Backlog (Sep’14) 165.6 B€ +33% YoY Pipeline (Sep’14) 8 -4%

ABENGOA

E&C Pipeline

+165 B€ of Pipeline Opportunities Diversified by Sector & Region

	Opportunities	Type (Concessions / Turnkey)	Size (>500M€ / 100-500M€ / <100 M€)	
	22.1 B€	28% / 72%	57% / 21% / 22%	Extensive support to B2E renewable projects using forest biomass as fuel in certain countries
	31.9 B€	27% / 73%	45% / 39% / 16%	Thermal energy storage leading significant increase in opportunities. Acceleration of Electric sector privatization process in Mexico
	14.7 B€	57% / 43%	33% / 46% / 21%	Strong prospects in T&D lines. Increased SWRO/BWRP activity associated to industrial sectors
	19.7 B€	28% / 72%	41% / 26% / 33%	Key region of future business in water supply, CSP and T&D lines projects
	62.5 B€	22% / 78%	52% / 32% / 16%	ISCC & IWCC hybridization programs in Saudi Arabia and UAE. CCGT implementation supported by the Asian Development Bank
	14.7 B€	35% / 65%	60% / 20% / 20%	Confirmation of CSP programs in Morocco & South Africa, with more than 500 MW
	165.6 B€	**71% Turnkey**	**80% >100M€**	

9

ABENGOA
Zoom in E&C Pipeline

Considerable Award Processes to Be Resolved in the Next 4 Months(1)


+27 B€
~7.6 B€
Submitted: 2.2B€
To be submitted: 2.2 B€
Under analysis: 3.2 B€
~2.6 B€
Submitted: 1.0 B€
To be submitted : 0.7B€
Under analysis: 0.9 B€
~5.4 B€
Submitted: 3.6 B€
To be submitted: 0.8 B€
Under analysis: 1.0 B€
~3.3 B€
Submitted: 2.1 B€
To be submitted: 0.3 B€
Under analysis: 0.9 B€
~8.4 B€
Submitted: 2.0 B€
To be submitted: 3.0 B€
Under analysis: 3.4 B€


In Billions €
Solar
~7.2
T&D
~5.7
Conventional
~4.7
Industrial Plants
~3.5
Water
~3.4
Others
~2.8

- +27 B€ of identified opportunities to be resolved in next four months; already presented +11 B€
- An additional ~7 B€ to be presented shortly and still assessing +9 B€ more
- North & South America and Asia are the regions with largest amount of opportunities

(1) Represents management's best estimate of the value of commercial opportunities expected to be resolved over the next four months for which Abengoa has submitted a bid, is about to submit a bid or expects to be eligible to submit a bid with no guarantees of winning as of October 31, 2014. Delays in the awarding processes may occur.

10

Abengoa Concessions 2 Abengoa Concessions Highlights 60.6% 64.6% 1,223 MW 5,143 Km 743 MW 660 ML/day Growing business and margins from new assets brought in operation and efficiencies achieved in our assets Reduced equity investment in projects as planned; on target for 2014E Concessions contracted revenues of +40 B€ for period >25 years 3.8 B€ of equity invested; of which 1.7 B€ already in ABY(1) Abengoa Yield Abengoa 413 569 66.2% 82.2% 255 403 93 M€ -77% YoY Equity invested (YTD’14) Installed Capacity as of Sept. 2014 Total Equity BV 40.3 B€ +11% YoY Concess. Backlog (Sep’14) 11 (1) Includes recent sales of assets (Solacor 1&2, PS10/20 and Cadonal) Revenues (M€) EBITDA (M€) Margin (M€) +38% +58% 3,812 M€ 34 in operation (11 ABY) 23 constr./develop. (2 ABY) Total # of Assets

ABENGOA
Abengoa Concessions EBV

Successful Closing of the First Sale of Assets to ABY after IPO… Still Significant Value in Abengoa's Concessions for Future Sales

First Sale of Assets to ABY…

Asset	Stake	Loc.	Capacity	Status
Solacor 1&2	74%		100 MW	Oper.
PS10/20	100%		31 MW	Oper.
Cadonal	100%		50 MW	Const.

- Three renewable assets sold for ~250 M€
- Implied EBV Multiple of 1.08x
- Accretive deal for ABY and for ABG
- Cash expected to be collected before YE; except for Cadonal (at COD)

…and still +2B€ of EBV at Abengoa

Equity Book Value in Concessions


3,812(1)(2)
584
1,746
207
1,689(1)(2)
ABENGOA
Construction
Operational
ABCH Pref. Equity
ABY
755 M€
1,184 M€
119 M€
65 M€

Attractive EBV and cash yield in current and remaining portfolio of concessions held at Abengoa to be sold in future years…

(1) ABY equity BV numbers above include the 207 M€ value of the preferred equity in ACBH.
(2) Abengoa owns 64% of the 1,689 M€ ABY's equity BV

12

Biofuels 3 Biofuels Highlights 10.4% 1,567 1,578 5.2% Hugoton in operation Excellent operational performance in all our plants Increasing the diversification of products produced Strong margin during Q3 in all geographies 13 Revenues (M€) EBITDA (M€) Margin (M€) +1% +103% Revenue Breakdown 1,861 ML Ethanol Produced Ethanol Produced vs 1,627 ML YTD Sep13 ~0.88 $ vs 0.65 $ H1 2013 US Crush Spread (YTD’14) ~90% YTD Sept. 2014 Utilization Capacity

Hugoton inaugurated on Oct. 17 14 25 Mgal Cellulosic Ethanol Plant Biomass-to-ethanol Biorefinery Located in Hugoton, KS Main Highlights ~25 Mgal per year First of a kind commercial scale biorefinery facility Proprietary Enzymes produced as expected Continuing the process of smooth and safe ramp up ~350,000 tons of biomass

15 Agenda

ABENGOA

Sept. YTD 2014 Financial Highlights

YTD Sept 2014

P&L	Balance Sheet/CF	Other KPI's
revenues **€5.2bn** +0.1% YoY	corp. leverage ratio(1) **2.1x** -0.4x vs Jun'14	e&c backlog **€7,305 mn** +3.3% YoY
ebitda **€1.1bn** +24.4% YoY	Q3 corp fcf **€164mn** vs -€239 mn in Jun'14	concessions backlog **€40.3bn** As of Sep.'14
net income **€100mn** +37.9% YoY	equity recycled(1) **€861mn** 2014 YTD	e&c pipeline **€165.6bn** +33% YoY

Solid Margins

- EBITDA growth, sustainability of high margins and net income improvement
- YTD Revenues negatively impacted by FX (3.1%)
- Slower ramp-up of new projects impacting '14E revenue guidance

Deleverage

- Reduced leverage vs Jun'14; on track for FY 2014E target of 2.0x
- ~500 M€ of corp. debt repaid in Q3 to benefit financial expense reduction in 2015

Cash Generation

- On track to achieve our positive FCF target for FY 2014E
- Cash generated from working capital in Q3 2014, as expected
- Natural hedges (financing in local currency) + FX risk hedged through derivatives (only translation impact remains)

(1) Adjusted by the 250 M€ of cash to be collected from the sale of 3 assets to ABY

16

ABENGOA

Sept. 2014 Total Backlog

Maintaining a Solid Total Backlog of ~47.6 B€…

Concessions Backlog
€40,284mn
+3.3% YoY

- +40 B€ of contracted revenues; 25 years average remaining life
- Long-term agreements: feed-in & ad hoc tariffs, take-or-pay contracts, power/water purchase agreements

E&C Backlog
€7,305mn
+3.3% YoY

Estimated Conversion to Revenues

Period	Amount	Share
Q4 2014E	€1,471mn	~20%
FY 2015E	€3,011mn	~41%
FY 2016E & +	€2,823mn	~39%

…by Sector


14%
0%
15%
10%
29%
32%
T&D
Renewable
Conventional
Water
Indust. Plants
Others

…by Region


14%
18%
8%
11%
23%
26%
North America
Europe
Brazil
Rest Latam
Asia
Africa

- More bookings already materializing in Q4: B2G plant in Belgium, Hydro plant in Peru, etc.
- Several large projects at final awarding stage with high probability of winning

17

Net Debt Position 18 Reduced Leverage Through Execution of Strategic Plan Proforma Corp. Net Debt(1) Concessions Net Debt(2)(3)(4) 2.1x Adj. Corp. Net Debt 2.1x ~1,300 M€ (1.3x) Abengoa stake in ABY(5) Corp. Leverage without considering stake in Abengoa Yield 0.8x (1) Proforma Corporate Net Debt and Leverage Ratio adjusted by the 250 M€ of cash to be collected from the sale of 3 assets to ABY (2) On-going net debt /EBITDA: includes operational project outstanding net debt position at reporting date and annualized EBITDA for projects in ramp-up phase (3) Excludes Abengoa Yield (4) Do not Include 373 M€ of Biofuels Non-recourse Net Debt (5) Market value as of Nov 11, 2014 of the 64.4%stake that Abengoa owns of ABY Millions € Millions €

ABENGOA

Improved Maturity Profile

Reinforced and extended maturity profile, diversified in sources

Successful refinancing of syndicated loan leaves no significant refinancing needs through 2016

Proforma Long Term Corporate Debt Maturity Schedule


115
300
76
246
500
173
250
513
110
421
550
115
280
81
355
52
500
Rest of 2014E
2015E
2016E
2017E
2018E
2019E
2020E
2021E+
Syndicated Loan (Tranche A)
Other corp. debt
Convertible Bonds
Bonds
Expected UoP from Capital Increase and HY Notes

Successful refinancing of syndicated loan completed in October 2014

- Revolving financing facility with a reduced costs of 100 bp in 2014 and 125 bp onwards
- Extended maturity by more than four years
- Tranche B to finance the promotion, development and construction of concession projects→ Project Bridge Debt
- Abengoa Greenfield bond issued to bridge long-term non-recourse financing on green eligible projects

19

9m 2014 Positive Corporate FCF expected by YE 2014 • Corporate EBITDA 211 205 183 599 • Net Financial Income/(Expense) (98) (142) (153) (393) • Taxes (11) 11 3 3 • Dividends from ABENGOA YIELD - - - - Funds from Operations 102 74 33 209 • Change in Working Capital & Others (642) (162) 257 (547) Cash Flow from Operations (540) (88) 290 (338) • Corp. CAPEX (incl. R&D & Maintenance, Hugoton) (21) (82) (152) (255) • Equity Invested/Recycled in Concessions (net) (69) 561 26 518 Corporate Net CAPEX (90) 479 (126) 263 Corporate Free Cash Flow (630) 391 164 (75) • Dividends Paid - (39) - (39) • Solana cash & N/R debt repayments 333 (333) (98) (98) • ABY IPO fees and expenses - (40) - (40) Change in Corp. Net Debt (297) (21) 66 (252) Corporate Free Cash Flow Q2 2014 Q1 2014 20 Q3 2014

21 Agenda

22 FY 2014 Business Guidance & Targets Raised Corp. EBITDA Guidance, Reaffirmed 2014E EBITDA and Financial Targets. Revised Revenue Guidance Corporate EBITDA Guidance Raised for 2014 Revenues (B€) EBITDA (M€) Corp EBITDA (M€) Confirmed Confirmed Previous 2014 Financial Targets Net Corp. Leverage Corp. CAPEX + Equity in Concess. Corp. FCF 7.9 – 8.0 1,350-1,400 10-14% 7-9% 860-885 3-6% 7.4-7.5 1-2% 885-900 6-8% New 2014E Guidance Confirmed Net Income Improvement +25-30% Confirmed 2.0x Confirmed 450 M€ > 600M€ Confirmed Previous Guidance Corp FCF is defined as Corp. EBITDA minus Corp. Capex minus Corp. Interest Expense minus Income Tax paid plus/minus change in Working Capital, after equity recycling.

23 Agenda

24 YTD Sept. 2014 Results by Activity € in Millions Revenues EBITDA EBITDA Margin YTD ‘14 YTD ‘13 Var (%) YTD ‘14 YTD ‘13 Var (%) YTD ‘14 YTD ‘13 Engineering and Construction E&C 3,090 3,253 -5.0% 504 524 -3.9% 16.3% 16.1% Total E&C 3,090 3,253 -5.0% 504 524 -3.9% 16.3% 16.1% Abengoa Concessions Solar 266 210 26.4% 182 138 32.2% 68.5% 65.5% Water 31 30 1.8% 20 22 -8.4% 65.1% 72.3% Transmission 51 40 27.2% 33 27 24.0% 64.6% 66.3% Co-generation & Other 22 36 -37.9% 4 5 -32.6% 16.6% 15.3% Abengoa Yield 199 96 108.1% 164 63 158.4% 82.2% 64.2% Total Concessions 569 412 38.0% 403 255 57.8% 70.7% 61.9% Industrial Production Biofuels 1,578 1,567 0.7% 164 81 103.2% 10.4% 5.2% Total Industrial Production 1,578 1,567 0.7% 164 81 103.2% 10.4% 5.2% Total 5,237 5,233 0.1% 1,071 860 24.4% 20.4% 16.4%

ABENGOA

Pending Capex by segment

Pending CAPEX 2014-2019

Project	Capacity	Abengoa (%)	Country	COD	Total Investment	Pending CAPEX – Others	Pending CAPEX – Abengoa Equity	Segment total
Corfo CSP Plant	110 MW	30%	Chile	Q1 17	1,157	954	203	355 M€
Ashalim	110 MW	50%	Israel	Q2 17	823	762	20	
Xina	100 MW	40%	S.Africa	Q3 17	704	634	20	
Mojave	280 MW	100%	US	Q3 14	1,224	83	8	
South Africa 100 MW	100 MW	51%	S.Africa	Q4 14	548	66	7	
South Africa 50 MW	50 MW	51%	S.Africa	Q1 15	286	185	6	
A3T	240 MW	100%	Mexico	Q1 17	1,016	244	165	199€
Nicefield	70 MWH	50%	Uruguay	Q3 16	139	126	9	
Hospital Manaus	300 beds	60%	Brazil	Q3 15	168	102	0	
Cadonal	50 MWH	100%	Uruguay	Q1 15	94		21	
SAWS	175,000 m3/day	51%	EEUU	Q4 19	1,016	633	13	150 M€
Zapotillo Water Project	3,80 m3/seg	100%	Mexico	Q3 17	538	253	111	
Agadir	100,000 m3/day	51%	Morocco	Q4 16	84	79	4	
Tenes	200,000 m3/day	51%	Algeria	Q4 14	208	8	1	
Ghana	60,000 m3/day	56%	Ghana	Q1 15	100	7	1	
New Brazilian T&D Lines	6,163 Km	30%	Brazil	16-17	2,370	1,826	236	284 M€
ATN 3	355 km	100%	Peru	Q3 16	124	50	13	
India T&D Line	115 km	51%	India	2017	54	185	5	
Hugoton	100 ML	100%	US	Q4 14	588		(36)	-36 M€

Amounts based on the company's best estimate as of Sep. 30, 2014. Actual investments or timing thereof may change.

Total ABG Equity Capex: 952 M€

Legend: Abengoa Equity CAPEX; Others (N/R debt, partners, equity bridge, etc.)

Total pending CAPEX to be financed by:

- Abengoa equity contributions
- Abengoa Greenfield concept
- Non recourse debt & Equity Partners
- Equity and debt bridge in projects

25

Asset Portfolio Capacity 26 Revenue visibility backed by our solid asset portfolio Solar (MW) Includes 286 MW of capacity of bioethanol plants cogeneration facilities Assumes sale of Qingdao Cogeneration & Others(1) (MW) Desalination (Ml/day) Transmissions (km) Extensive concessional asset base once current capex plan completed Solid producing assets Biofuels (Ml/year) In operation Under construction Under development 11,528 2,073 (2) 5,143 Abengoa Yield 1,223 3,175 3,270 1,083 743

Thank you ABENGOA November 12, 2014 Innovative Technology Solutions for Sustainability